UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of June, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
MATERIAL CHANGE REPORT

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated June 24, 2004	4 - 7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

          Cameco Corporation (“Cameco”)
          2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

          June 16, 2004

Item 3 – News Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on June 16, 2004.

Item 4 – Summary of Material Change

Cameco, COGEMA and RWE NUKEM have finalized an amendment to their agreement to purchase uranium derived from dismantled Russian nuclear weapons. Pursuant to the amendment they will forego a portion of their future options to purchase non-quota HEU-derived uranium from Techsnabexport, the commercial arm of the Russian Ministry for Atomic Energy. The amendment is subject to approval by the US and Russian governments.

Item 5 – Full Description of Material Change

Cameco, COGEMA and RWE NUKEM (collectively the western companies) announced they have signed an amendment with Techsnabexport (Tenex) that ensures the continued operation of the UF6 Feed Component Implementing Contract (HEU Contract) to the end of its term in 2013. The amendment provides for, amongst other things, that the western companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (LEU). This change was needed in light of Russia’s rising requirements for uranium to fuel their expanding nuclear plant construction program within Russia and abroad. The amendment to the HEU Contract is subject to approval by the US and Russian governments.

HEU from dismantled nuclear weapons is blended down to LEU in Russia and delivered to the United States for use in nuclear power plants in both the US and abroad. The HEU Contract gives the western companies the right to purchase, from Tenex, the natural uranium component of the LEU derived from HEU.

The western companies have had an agreement with Tenex since 1999 to facilitate the disarmament initiative by providing for the delivery of the HEU-derived uranium for use as fuel in western world reactors. The western companies and Tenex have agreed to a number of amendments over the years to help make the HEU Contract work in a changing environment.

Background Information

In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of highly enriched uranium (“HEU”). Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”).

On March 24 1999, the western companies signed the HEU Contract with Tenex, the commercial arm of the Russian Ministry for Atomic Energy. Under the HEU Contract, the western companies were granted options to purchase a majority of the Disarmament Uranium. A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Contract, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Contract or sold by Tenex. Pursuant to Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile.

Under the HEU Contract, Russia annually delivers the equivalent of 24 million pounds of uranium derived from HEU into the United States. Tenex has the right to sell a portion of that material directly, or through its sales agent, primarily into the US market. Currently that quantity is almost 6 million pounds per year, and it increases to about 8 million pounds annually over the next several years. The western companies have rights (or first options) to purchase the rest of that material for use in the United States or abroad.

While Russia can deliver approximately 24 million pounds per year, sales to utility end users in the US are limited by annual legislated quotas according to the following schedule:

Sales quotas into the United States

Year	Quota
(million lbs U3O8)
2004	14
2005	16
2006	17
2007	18
2008	19
2009 to 2013	20 per year

If the western companies do not exercise all their first options, or Tenex does not sell its full quantity, the remaining material is returned to Russia and placed in an inventory monitored by the United States government. At the end of 2003, there was about 44 million pounds in that monitored inventory.

The western companies had the priority right (or “second options”) to purchase all or a portion of the uranium in the monitored inventory provided they have exercised all first options available for the year for which the second options are sought. Each year, Tenex is permitted to withdraw about 7 million pounds from that monitored inventory for the blending down or dilution of the HEU, provided that sufficient material is available in the monitored inventory.

Late last year, Russia determined that it will need to withdraw 7 million pounds annually throughout the remaining life of the agreement (through 2013) to facilitate the blending of HEU. Russia recognized that the monitored inventory and future HEU-derived uranium deliveries were two sources to draw on for the annual blending requirement.

•	Using the monitored inventory means it would be drawn down over the next six years or sooner depending on whether the western companies exercised their second options. At Russia’s request, the western companies have agreed to waive their rights to purchase uranium from the monitored inventory for the remainder of the agreement. This allows the HEU agreement to continue as planned, but reduces the remaining quantity of second options available for the western companies to purchase over the balance of the HEU Contract.

•	Russia will make up the balance of its needs through its own share of HEU-derived uranium in later years. Using future HEU-derived uranium deliveries means that beginning in about 2008, Tenex will return about 7 million pounds of HEU-derived uranium back to Russia to facilitate its blending requirements.

The net impact of the foregoing is that the amount of second option material for delivery outside the US that theoretically would have been available to the western (non-US) market has been reduced by a total of about 74 million pounds in the period through 2013, along with the contained conversion component of some 28,000 tonnes U as UF6.

That 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia in the period 2008 through 2013, and the other 44 million pounds is the monitored inventory as of the end of 2003.

The western companies have now firmed up most of their options under the HEU Contract, and have firm purchase commitments for almost 163 million pounds of uranium from now to the end of 2013. Uranium from the HEU Contract has been, and will continue to be, a reliable source of supply for the market.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

          Not applicable.

Item 7 – Omitted Information

          Not applicable.

Item 8 – Executive Officer

          Gary M.S. Chad
          Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary
          Cameco Corporation
          (306) 956-6303

Item 9 – Date of Report

          June 24, 2004.